Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

FBR CAPITAL MARKETS CORPORATION

A VIRGINIA CORPORATION

NAME OF SUBSIDIARY	JURISDICTION
FBR Asset Management Holdings, Inc.	Virginia
FBR Fund Advisers, Inc.	Delaware
FBR Investment Management, Inc.	Delaware
FBR Capital Markets Holdings, Inc.	Delaware
FBR Capital Markets & Co.	Delaware
FBR Investment Services, Inc.	Delaware
FBR Capital Markets International, Ltd.	United Kingdom
FBR Capital Markets LT, Inc.	Delaware
FBR Capital Markets PT, Inc.	Virginia